Exhibit 99.1

News Release
April 16, 2026

Santacruz Reports Q1 2026 Production of 1,341,499 Ounces of Silver and 21,640 Tonnes of Zinc, with Continued Recovery of Production at Bolivar Mine

Including 2,686 Tonnes of Lead and 308 Tonnes of Copper

Silver Production at Bolivar Increased by 28% QoQ

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) announces that total production in the first quarter of 2026 (“Q1 2026”) was 1,341,499 ounces of silver, 21,640 tonnes of zinc, 2,686 tonnes of lead, and 308 tonnes of copper. This production was generated across the Company’s operations in Bolivia, including the Bolivar mine, the Porco mine, the Caballo Blanco Group of mines (“Caballo Blanco”), and the San Lucas Ore Sourcing Business, which includes the Reserva Mine (“San Lucas”), as well as the Zimapan mine in Mexico.

Q1 2026 Production Highlights

Primary Production Metrics:

●	Silver: 1,341,499 ounces
●	Zinc: 21,640 tonnes
●	Lead: 2,686 tonnes
●	Copper: 308 tonnes

Supplemental Production Metrics:

●	Silver Equivalent Production: 2,281,465 silver equivalent ounces
●	Zinc Equivalent Production: 59,370 zinc equivalent tonnes

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Q1 2026 was marked by strong operational progress at our Bolivar mine, where silver production increased 28% quarter-over-quarter to 259,635 ounces, driven by ongoing recovery efforts made in the areas affected by the localized flooding event that occurred in May 2025. Looking at our other assets in Bolivia, Caballo Blanco remained a steady contributor, while San Lucas continued to enhance plant utilization and operational flexibility. In Mexico, Zimapan consistently contributed to our consolidated production performance. It’s important to mention that as the Carnival holiday period in Bolivia occurs in Q1, the number of operating days is reduced as compared with other quarters. With fewer operating days, a reduction in production is expected. It’s important to note that Bolivar’s production increased in Q1 despite fewer operating days.”

Mr. Préstamo added: “In response to the recent increased volatility in silver prices, and to better reflect the strength, resilience, and breadth of our silver-zinc co-product business model, we are enhancing our production disclosure beginning with Q1 2026. Our enhanced production disclosures will place greater emphasis on actual metal production, with silver equivalent and zinc equivalent metrics presented as supplemental production metrics only. We believe this new approach provides investors with a clearer, transparent, and more balanced view of operating performance across our diversified production portfolio. In addition, the new production disclosures will more appropriately reflect San Lucas’s contribution, which differs from traditional mining operations, while remaining strategically important to our portfolio in Bolivia.”

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Consolidated Production Summary

Production Summary - Total

				Change	Change
Primary production metrics	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Silver (ounces)	1,341,499	1,343,607	1,590,063	0%	-16%
Zinc (tonnes)	21,640	23,846	20,719	-9%	4%
Lead (tonnes)	2,686	3,000	2,718	-10%	-1%
Copper (tonnes)	308	287	279	7%	10%

				Change	Change
Supplemental context metrics	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Silver Equivalent Produced (ounces) (1)	2,281,465	2,886,207	3,682,011	-21%	-38%
Zinc Equivalent Produced (tonnes) (2)	59,370	49,993	41,407	19%	43%

(1) (2) Calculation methods may differ from those used by other companies. Refer to the “Methodology for Silver Equivalent and Zinc Equivalent Production Figures” section below.

Consolidated silver production remained broadly stable at 1,341,499 ounces in Q1 2026, compared to 1,343,607 ounces in Q4 2025. This resilient performance was underpinned by continued operational momentum at the Bolivar mine, where silver production increased again on a quarter-over-quarter basis. Consolidated zinc production was 21,640 tonnes, down 9% from 23,846 tonnes in the prior quarter, while lead production decreased 10% to 2,686 tonnes and copper production increased 7% to 308 tonnes. Compared with Q1 2025, consolidated silver production decreased 16%, while consolidated zinc production increased 4%. Lead production was broadly unchanged year over year, and copper production increased 10%.

For additional context, and as a supplement to our primary metal production disclosure, silver-equivalent (“AgEq”) production for Q1 2026 totaled 2,281,465 ounces, while zinc-equivalent (“ZnEq”) production reached 59,370 tonnes. As both metrics are influenced by relative metal prices, the Company believes the quarter is best assessed based on actual metal production, particularly silver and zinc, with AgEq and ZnEq presented solely as supplemental reference metrics reflecting the Company’s multi-metal production profile. Readers are cautioned that silver-equivalent calculations can become less representative in periods when silver price significantly outperforms the prices of other metals.

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Bolivar Mine

				Change	Change
	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Material Processed (tonnes milled)	65,044	63,267	62,356	3%	4%
Metal production (1)
Silver (ounces)	259,635	202,193	421,040	28%	-38%
Zinc (tonnes)	3,656	3,973	3,983	-8%	-8%
Lead (tonnes)	198	187	201	6%	-1%

Average Grade
Silver (g/t)	141	108	237	30%	-41%
Zinc (%)	6.06	6.75	7.00	-10%	-13%
Lead (%)	0.43	0.40	0.47	8%	-9%

Metal Recovery
Silver (%)	88	92	89	-4%	0%
Zinc (%)	93	93	91	0%	2%
Lead (%)	70	74	68	-6%	2%

(1) Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

Q1 2026 vs Q4 2025

Compared with Q4 2025, Bolivar’s silver production increased 28% to 259,635 ounces from 202,193 ounces, supported by a meaningful increase in silver head grades as recovery activities continued to advance in the areas affected by the 2025 flooding event. Zinc production decreased 8% to 3,656 tonnes from 3,973 tonnes, reflecting lower zinc grades, while recoveries remained broadly stable. Lead production increased modestly to 198 tonnes from 187 tonnes. Notably, this gradual improvement was achieved in a quarter with fewer effective working days than Q4 2025, which reflects the typical seasonality of Bolivia´s operating calendar when comparing the first quarter to the preceding fourth quarter, and further reinforces the view that Bolivar’s recovery continued to progress well.

Q1 2026 vs Q1 2025

Compared with Q1 2025, Bolivar’s silver production decreased 38% from 421,040 ounces to 259,635 ounces, while zinc production decreased 8% from 3,983 tonnes to 3,656 tonnes. Lead production was broadly unchanged at 198 tonnes compared with 201 tonnes in Q1 2025. While production remained below the prior year’s quarter, Q1 2026 demonstrated continued progress along the recovery trajectory, particularly when compared to the more recent quarters following Bolivar’s May 2025 flooding event.

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Porco Mine

				Change	Change
	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Material Processed (tonnes milled)	45,297	51,416	47,501	-12%	-5%
Metal production (1)
Silver (ounces)	70,708	82,047	120,537	-14%	-41%
Zinc (tonnes)	2,833	2,727	2,674	4%	6%
Lead (tonnes)	114	108	161	6%	-29%

Average Grade
Silver (g/t)	59	61	98	-3%	-39%
Zinc (%)	6.61	5.66	5.99	17%	10%
Lead (%)	0.34	0.28	0.46	21%	-26%

Metal Recovery
Silver (%)	82	81	81	1%	1%
Zinc (%)	95	94	94	1%	1%
Lead (%)	74	74	73	-1%	1%

(1) Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

Q1 2026 vs Q4 2025

Compared with Q4 2025, Porco’s silver production decreased 14% to 70,708 ounces from 82,047 ounces, while zinc production increased 4% to 2,833 tonnes from 2,727 tonnes. Lead production increased 6% to 114 tonnes from 108 tonnes. Q1 2026 remained consistent with Porco’s role as a predominantly zinc-oriented underground operation, with stronger zinc grades and recoveries supporting zinc output.

Q1 2026 vs Q1 2025

Compared with Q1 2025, Porco’s silver production decreased 41% from 120,537 ounces to 70,708 ounces, while zinc production increased 6% from 2,674 tonnes to 2,833 tonnes. Lead production decreased to 114 tonnes from 161 tonnes. This result remained consistent with mine sequencing focused on zinc-rich areas and Porco’s role as a predominantly zinc-oriented operation.

Caballo Blanco Group

				Change	Change
	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Material Processed (tonnes milled)	58,999	63,067	51,648	-6%	14%
Metal production (1)
Silver (ounces)	306,888	289,446	313,266	6%	-2%
Zinc (tonnes)	3,967	4,409	3,549	-10%	12%
Lead (tonnes)	767	769	486	0%	58%

Average Grade
Silver (g/t)	175	156	202	12%	-14%
Zinc (%)	7.15	7.39	7.28	-3%	-2%
Lead (%)	1.54	1.51	1.15	2%	34%

Metal Recovery
Silver (%)	93	91	93	1%	-1%
Zinc (%)	94	95	94	-1%	0%
Lead (%)	84	81	82	5%	3%

(1) The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.

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Q1 2026 vs Q4 2025

Compared with Q4 2025, Caballo Blanco’s silver production increased by 6% to 306,888 ounces from 289,446 ounces. Zinc production decreased by 10% to 3,967 tonnes from 4,409 tonnes, while lead production was broadly stable at 767 tonnes compared with 769 tonnes in the prior quarter. Higher silver grades, together with modestly improved silver recoveries, supported solid silver performance in Q1 2026, while the operation continued to perform consistently as one of the Company’s more stable contributors.

Q1 2026 vs Q1 2025

Compared with Q1 2025, Caballo Blanco’s silver production was broadly stable at 306,888 ounces versus 313,266 ounces, while zinc production increased 12% from 3,549 tonnes to 3,967 tonnes. Lead production increased 58% from 486 tonnes to 767 tonnes. Caballo Blanco continued to demonstrate solid production performance and strong operating consistency.

Zimapan Mine

				Change	Change
	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Material Processed (tonnes milled)	223,670	222,703	223,573	0%	0%
Metal production
Silver (ounces)	362,863	403,321	440,199	-10%	-18%
Zinc (tonnes)	4,040	5,008	4,498	-19%	-10%
Lead (tonnes)	1,005	1,237	1,389	-19%	-28%
Copper (tonnes)	308	287	279	7%	10%

Average Grade
Silver (g/t)	78	80	80	-2%	-2%
Zinc (%)	2.55	2.89	2.56	-12%	0%
Lead (%)	0.62	0.72	0.72	-14%	-14%
Copper (%)	0.25	0.26	0.26	-4%	-4%

Metal Recovery
Silver (%)	65	70	77	-8%	-16%
Zinc (%)	71	78	79	-9%	-10%
Lead (%)	73	78	86	-6%	-15%
Copper (%)	54	50	48	8%	14%

Q1 2026 vs Q4 2025

Compared with Q4 2025, Zimapan’s silver production decreased 10% to 362,863 ounces from 403,321 ounces, while zinc production decreased 19% to 4,040 tonnes from 5,008 tonnes. Lead production decreased 19% to 1,005 tonnes from 1,237 tonnes, while copper production increased 7% to 308 tonnes from 287 tonnes. The quarter reflected lower grades and recoveries in silver, zinc, and lead, while copper performance improved.

The lower production was primarily driven by reduced ventilated mining areas, including limited ventilation in higher-grade zones at Level 960, following a contractor delay in the completion of a ventilation Robbins incline shaft. In addition, there were intermittent operating days at the milling facility due to power supply interruptions by the Comisión Federal de Electricidad (CFE), the national power company.

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Q1 2026 vs Q1 2025

Compared with Q1 2025, Zimapan’s silver production decreased 18% from 440,199 ounces to 362,863 ounces, while zinc production decreased 10% from 4,498 tonnes to 4,040 tonnes. Lead production decreased 28% from 1,389 tonnes to 1,005 tonnes, while copper production increased 10% from 279 tonnes to 308 tonnes. The year-over-year result was mixed, but Zimapan remained an important contributor to consolidated output and continues to be managed with a focus on recoveries and concentrate quality.

San Lucas Ore Sourcing Business

				Change	Change
	2026 Q1	2025 Q4	2025 Q1	2026-Q1 vs 2025-Q4	2026-Q1 vs 2025-Q1
Material Processed (tonnes milled)	94,767	105,587	86,695	-10%	9%

Metal production
Silver (ounces)	341,405	366,600	295,021	-7%	16%
Zinc (tonnes)	7,144	7,729	6,015	-8%	19%
Lead (tonnes)	602	699	481	-14%	25%

Average Grade
Silver (g/t)	139	135	123	3%	13%
Zinc (%)	8.47	8.20	7.65	3%	11%
Lead (%)	1.00	0.97	0.84	3%	19%

Metal Recovery
Silver (%)	81	80	86	1%	-6%
Zinc (%)	89	89	91	0%	-2%
Lead (%)	63	68	66	-7%	-4%

San Lucas is the Company’s ore sourcing and trading business in Bolivia and should be regarded as a strategic component of the broader Bolivian production portfolio. By procuring mineralized material from third-party suppliers and processing it through the Company’s existing plants, San Lucas supports higher plant utilization, enhances fixed-cost absorption, and increases overall operating flexibility. Given its margin-based structure, purchase prices are aligned to contained metal value. San Lucas is best evaluated on the basis of margin generation and its contribution to overall operating efficiency, rather than on average feed grade alone.

Q1 2026 vs Q4 2025

Compared with Q4 2025, San Lucas produced 341,405 ounces of silver, 7,144 tonnes of zinc, and 602 tonnes of lead, compared with 366,600 ounces of silver, 7,729 tonnes of zinc, and 699 tonnes of lead. While metal production was lower quarter over quarter, San Lucas continued to fulfill its strategic role in supporting plant utilization and operating flexibility across the Bolivian platform.

Q1 2026 vs Q1 2025

Compared with Q1 2025, San Lucas increased silver production by 16% from 295,021 ounces to 341,405 ounces, zinc production by 19% from 6,015 tonnes to 7,144 tonnes, and lead production by 25% from 481 tonnes to 602 tonnes. The year-over-year improvement highlights the value of San Lucas as a flexible feed sourcing platform that supports mill utilization, fixed-cost absorption, and commercial flexibility across the Company’s Bolivian operations.

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Methodology for the Calculation of Silver Equivalent and Zinc Equivalent Production Figures

Commencing Q1 2026, the Company has improved its production disclosure by reporting Zinc Equivalent tonnes produced and has changed the method of calculating Silver Equivalent Ounces produced. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful supplemental production metrics for evaluating its multi-metal production profile. These measures are commonly used in the mining industry as reference metrics to facilitate period-over-period comparisons and, where relevant, benchmarking against industry peers. They should be viewed as supplemental to, and not a substitute for, the actual metal production volumes disclosed on a metal-by-metal basis.

AgEq ounces and ZnEq tonnes are calculated by applying conversion factors that normalize the value of each non-reference metal to the selected reference metal. For AgEq ounces, the values of zinc, lead, and copper are converted into silver equivalent ounces. For ZnEq tonnes, the values of silver, lead, and copper are converted into zinc equivalent tonnes. Each conversion factor is derived from the ratio of the in-situ metal value of the contained fine metal to the price of the reference metal used in the equivalency calculation. The denominator used to calculate silver equivalent ounces is the silver price, while the denominator used to calculate zinc equivalent tonnes is the zinc price. This methodology expresses multi-metal production in a common unit of measure. Since the silver price and zinc price are the denominators in each metric, price variations of these metals can significantly affect the result, especially when one metal price changes significantly relative to the other metal prices.

The metal prices used in the calculation of AgEq and ZnEq are based on the average quarterly prices quoted on the London Metal Exchange (“LME”). Previously, the Company used budgeted metal prices which were only updated annually. The Company considers that it is more appropriate to use the quarter’s actual prices to determine the period’s AgEq and ZnEq production volumes to better reflect production results in the context of volatile market prices. Previously reported AgEq ounces produced have been updated using the period’s corresponding quarterly average LME prices instead of the budgeted prices which were previously used.

Prices:	Zinc	Lead	Silver	Copper
Average Q1-LME/2026	3,243	1,931	84.39	12,852
Average Q4-LME/2025	3,165	1,971	54.83	11,100
Average Q1-LME/2025	2,838	1,970	31.91	9,346

The methods used by the Company to calculate these equivalencies may differ from those used by other companies reporting similar metrics and therefore may not be directly comparable. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for performance measures prepared in accordance with International Financial Reporting Standards (“IFRS”).

Qualified Person

Garth Kirkham, P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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